UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Bernard Chaus, Inc.

(Name of the Issuer)

BERNARD CHAUS, INC.
BC FAMILY MERGER CORP.
CAMUTO MERGER SUB, INC.
CAMUTO CONSULTING INC.
JOSEPHINE CHAUS
ARIEL CHAUS
AARON CHAUS
ARIEL CHAUS 1986 TRUST
AARON CHAUS 1986 TRUST
ARIEL CHAUS 2003 TRUST
AARON CHAUS 2003 TRUST

VINCENT CAMUTO

THE CAMUTO DESCENDANTS TRUST (DELAWARE) U/A/D MAY 13, 2010

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

162510200
(CUSIP Number of Class of Securities)

Josephine Chaus Chief Executive Officer and Chairwoman, Bernard Chaus, Inc. 530 Seventh Avenue New York, NY 10018 (212) 354-1280	Vincent Camuto Chief Executive Officer and Chairman, Camuto Consulting Inc. 411 West Putnam Ave. Greenwich, CT 06830 (203) 413-6500

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Martin Nussbaum Dechert LLP 1095 Sixth Avenue New York, NY 10036 (212) 698-3596	Eric J. Dale Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT06901 (203) 462-7568

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$3,285,110.22	$376.47

*	For purposes of calculating the filing fee only, the transaction value was determined based upon (1) 15,643,382 shares of common stock issued and outstanding and owned by persons other than the Company, CCI, Family Newco, Investor Newco and the Family Shareholders (each as defined in this Schedule 13E-3) on April 13, 2012, multiplied (2) by $0.21 per share (the “Per Share Merger Consideration”). There are no outstanding Company options for which the per share merger consideration exceeds the exercise price.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $376.47	Filing Party: Bernard Chaus, Inc.
Form or Registration No. Schedule 14A	Date Filed: April 13, 2012

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): Bernard Chaus, Inc., a New York corporation (the “Company”), the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; Camuto Consulting Inc., a Connecticut corporation beneficially owned by Vincent Camuto and The Camuto Descendants Trust (Delaware) u/a/d May 13, 2010 (the “Camuto Group”), Vincent Camuto, The Camuto Descendants Trust (Delaware) u/a/d May 13, 2010, Camuto Merger Sub, Inc. (“Investor Newco”), a New York corporation wholly owned by the Camuto Group, Josephine Chaus and certain individuals and entities associated with Mrs. Chaus (collectively, the “Family Shareholders”) and BC Family Merger Corp., a New York corporation beneficially owned by the Family Shareholders.

On April 3, 2012, the Company, the Camuto Group, Investor Newco, Family Newco and the Family Shareholders entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Family Newco and Investor Newco with and into the Company (the “Merger”), with the Company surviving the Merger. Investor Newco is a wholly owned subsidiary of the Camuto Group. Family Newco is beneficially owned by the Family Shareholders. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of stockholders holding two-thirds of the shares of common stock outstanding as of the close of business on the record date for the special meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement .

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Company Common Stock will be converted automatically into the right to receive $0.21 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding shares owned by (i) Investor Newco or Family Newco, including shares to be contributed to Investor Newco and Family Newco by the Camuto Group and the Family Shareholders, respectively, pursuant to an equity rollover agreement between the Company, the Camuto Group, Investor Newco, Family Newco and the Family Shareholders (the “Rollover Agreement”) immediately prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) shareholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under New York law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

(a) Name and Address. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SPECIAL FACTORS—The Parties”

(b) Securities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “Bernard Chaus, Inc. common stock, par value $ 0.01 per share.”

(c) Trading Market and Price. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3. Identity and Background of the Filing Person.

(a) Name and Address. Bernard Chaus, Inc. is the subject Company. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SPECIAL FACTORS—The Parties”

(b) Business and Background of Entities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SPECIAL FACTORS—The Parties”

(c) Business and Background of Natural Persons. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SPECIAL FACTORS—The Parties”

Bernard Chaus, Inc.: Set forth below for each director and executive officer of the Company is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. None of the Company nor any of the Company’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Company nor any of the Company’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed below are citizens of the United States.

Executive Officers

Josephine Chaus is a co-founder of the Company and has held various positions with the Company since its inception. She has been a director of the Company since 1977, Chief Executive Officer from 1991 until September 1994 and from 1998 until present, and Chairwoman of the Board from December 1998 until present. In addition, she served as President from 1980 to February 1993, and served as member of the Office of the Chairman from September 1994 until it was eliminated in December 1998.

Directors (other than Mrs. Chaus)

Philip G. Barach was appointed a director of the Company on November 26, 1993. He was, from July 1968 to March 1990, the Chief Executive Officer of U.S. Shoe Corp., a shoe manufacturer, retail apparel company and retail eyewear company. In addition, Mr. Barach served as Chairman of the Board of Directors of U.S. Shoe Corp. from March 1990 to March 1993.

Robert Flug was appointed a director of the Company on April 13, 2009. Mr. Flug has worked in the fashion industry for over 30 years. From 2002 until the end of fiscal year 2009, Mr. Flug provided consulting services to the Company related to the Company’s private label.

Camuto Consulting Inc.: Set forth below for each director and executive officer of the Camuto Group is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. None of the Camuto Group nor any of the Camuto Group’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Camuto Group nor any of the Camuto Group’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed below are citizens of the United States.

Vincent Camuto is the founder of the Camuto Group and has served as a director, the Chief Executive Officer and Chairman since the company’s inception in 2001. From 1978 through 1999, Mr. Camuto held various positions with the Nine West Group Inc., a company which he co-founded and which was sold to Jones Apparel Group in 1999.

Louise Camuto has served as a director of the Camuto Group since 2012. She was the Creative Director of the Camuto Group from 2001 through 2004 and has served as the company's President of Marketing and Communications since 2004.

Alex Del Cielo has served as a director and the Chief Operating Officer of the Camuto Group since 2001. In 1999, Mr. Del Cielo co-founded Operational Solutions, a consulting services company. From 1988 through 1999, Mr. Del Cielo held various positions with the Nine West Group Inc., including serving as Executive Vice President of Operations from 1994 to 1999, when the company was sold to Jones Apparel Group.

Jeffrey K. Howald has served as the Chief Financial Officer of the Camuto Group since 2007. Mr. Howald was formerly with Sports Brands International, where he served as Worldwide Chief Financial Officer from 2004 to 2007 and Vice President, Finance/Special Projects from 2003 to 2004. Prior to that, Mr. Howald held several financial and operations positions with the Nine West Group, Inc. for 18 years and until the company was sold to Jones Apparel Group.

BC Family Merger Corp.: The sole director of BC Family Merger Corp. is Mrs. Chaus. She is also the President and Chief Executive Officer. The officers of BC Family Merger Corp. are Mrs. Chaus and William Runge.

William P. Runge is the Vice-President of Family Newco and the interim Chief Financial Officer of the Company. Previously, Mr. Runge was the Company’s Director of Financial Planning and Control since joining the Company in March 2009. Prior to joining the Company, from 1988 until 2008, Mr. Runge held positions of increasing responsibility with Popular Club Plan, Inc., a club-based multi-channel retailer of apparel and home store merchandise, and was its Vice President-Finance from 2004 until 2008.

Camuto Merger Sub, Inc.: The sole director of Camuto Merger Sub, Inc. is Vincent Camuto. He is also the President and Chief Executive Officer. Jeffrey K. Howald is the Vice President, Secretary and Treasurer of Investor Newco.

Item 4. Terms of the Transaction.

(a)(1) Not applicable.

(a)(2) The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco for the Merger”

“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

(c) Different Terms. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock and Options”

(d) Appraisal Rights. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—NEW YORK BUSINESS CORPORATION LAW SECTIONS 623 and 910

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK TRANSACTION INFORMATION”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 6. Purposes of the Transactions and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock and Options”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock and Options”

“MARKET PRICE AND DIVIDEND INFORMATION”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco Parties for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT—Treatment of Common Stock and Options”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Alternatives to Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Family Newco, the Family Shareholders, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco Parties for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock and Options”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“SPECIAL FACTORS—Certain Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex C—NEW YORK BUSINESS CORPORATION LAW SECTIONS 623 AND 910

Item 8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Opinion of National Securities, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco Regarding the Fairness of the Merger”

Annex B—FINANCIAL ADVISOR OPINION

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of National Securities, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of National Securities, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10. Source and Amount of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—Company Cooperation”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—MERGER AGREEMENT

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Family Shareholders, Family Newco, the Camuto Group, Mr. Camuto, the Camuto Trust and Investor Newco Regarding the Fairness of the Merger”

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information.

(a) Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Proxy Statement of Bernard Chaus, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 13, 2012 (the “Proxy Statement”).

(a)(2)(i) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii) Joint press release issued by Bernard Chaus, Inc., dated April 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012.

(b) Not applicable.

(c)(1) Opinion of National Securities, Inc., dated April 3, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2) Financial Analysis Presentation Materials, dated April 3, 2012, of National Securities, Inc. to the Special Committee of the Board of Directors of Bernard Chaus, Inc.

(d)(1) Agreement and Plan of Merger, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Rollover Agreement, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco.

(d)(3) Voting Agreement, by and among the Company, certain shareholders of the Company, BC Family Merger Corp., Camuto Consulting Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

(d)(4) Trademark License Agreement, dated November 18, 2010, between the Company and Camuto Consulting Inc. d/b/a Camuto Group (filed in redacted form since confidential treatment was requested pursuant to Rule 24b-2 for certain portions thereof) (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended October 2, 2010 filed with the SEC on November 22, 2010).

(d)(5) Memorandum of Understanding, dated April 3, 2012 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

(f) Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

CAMUTO CONSULTING INC.

By: /s/ Vincent Camuto

         Name: Vincent Camuto

          Title: Chief Executive Officer and Chairman

CAMUTO MERGER SUB, INC.

By: /s/ Vincent Camuto

         Name: Vincent Camuto

          Title: Chief Executive Officer and Chairman

BERNARD CHAUS, INC.

By: /s/ Josephine Chaus

         Name: Josephine Chaus

          Title: Chairwoman and Chief Executive Officer

JOSEPHINE CHAUS

/s/ Josephine Chaus

AARON CHAUS

By: /s/ Josephine Chaus

         Name: Josephine Chaus

         Title: Custodian

AARON CHAUS 1986 TRUST

By: /s/ Josephine Chaus

         Name: Josephine Chaus

         Title: Trustee

ARIEL CHAUS 1986 TRUST

By: /s/ Josephine Chaus

         Name: Josephine Chaus

         Title: Trustee

BC FAMILY MERGER CORP.

By: /s/ Josephine Chaus

         Name: Josephine Chaus

         Title: Chief Executive Officer

ARIEL CHAUS

/s/ Ariel Chaus

AARON CHAUS 2003 TRUST

By: /s/ Ilya Chaus Hyatt

          Name: Ilya Chaus Hyatt

          Title: Trustee

ARIEL CHAUS 2003 TRUST

By: /s/ Ilya Chaus Hyatt

          Name: Ilya Chaus Hyatt

          Title: Trustee

Vincent Camuto

/s/ Vincent Camuto

The Camuto Descendants Trust (Delaware) U/A/D MAY 13, 2010

By: U.S . Trust Company of Delaware

By: /s/ Debra Patterson

Name: Debra Patterson

Title:   Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Proxy Statement of Bernard Chaus, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 13, 2012 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Joint press release issued by Bernard Chaus, Inc., dated April 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012.

(b)	Not applicable.

(c)(1)	Opinion of National Securities, Inc., dated April 3, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated April 3, 2012, of National Securities, Inc. to the Special Committee of the Board of Directors of Bernard Chaus, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Rollover Agreement, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco.

(d)(3)	Voting Agreement, by and among the Company, certain shareholders of the Company, BC Family Merger Corp., Camuto Consulting Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on April 5, 2012).

(d)(4)	Trademark License Agreement, dated November 18, 2010, between the Company and Camuto Consulting Inc. d/b/a Camuto Group (filed in redacted form since confidential treatment was requested pursuant to Rule 24b-2 for certain portions thereof) (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter ended October 2, 2010 filed with the SEC on November 22, 2010).

(d)(5)	Memorandum of Understanding, dated April 3, 2012 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on April 5, 2012).

(f)	Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not Applicable.